MAGELLAN HEALTH SERVICES, INC.
 16 Munson Road
Farmington, Connecticut 06032

May 3, 2005

VIA EDGAR AND FACSIMILE

Mr. Michael Reedich
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Magellan Health Services, Inc.
  Registration Statement on Form S-3 (No. 333-120271)

Dear Mr. Reedich:

        Magellan Health Services, Inc. (the "Company"), hereby respectfully requests that the effective date of the Company's Registration Statement on Form S-3 (File No. 333-120271) (the "Registration Statement") be accelerated so that it becomes effective at 3:00 p.m. (Eastern time) on May 4, 2005 or as soon thereafter as practicable.

        In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to staff comment in the disclosure in the Registration Statement may not be asserted in any defense in any proceeding which may be brought by any person. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

        The Company hereby confirms to you that it is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

        Please call Robert L. Messineo of Weil, Gotshal & Manges LLP at (212) 310-8835 to confirm such effectiveness and if you have any questions.

Very truly yours,
Magellan Health Services, Inc.
By:	/s/ MARK S. DEMILIO Name: Mark S. Demilio Title: Executive Vice President
cc:
Robert L. Messineo, Esq.
Weil, Gotshal & Manges LLP